Technology Main Street Software Saas Sustainability

Invest in Brightest

Social Impact Software for Business & Non-Profits: High Growth During COVID-19

BRIGHTEST.IO NEW YORK NEW YORK





Economic inequality hits social impact too: while big corporations use state-of-the-art advertising technology to sell products, most non-profits and social impact orgs struggle for attention and resources. We don't think that's right, so we created Brightest to provide powerful, easy-to-use tools and automation to teams making the world better.

Chris Bolman Chief Executive Officer @ Brightest

Why you may want to invest in us...

1. ▯ Using AI to solve critical communication, complexity, and measurement challenges for organizations leading positive social change.
2. ▯ Already written one million lines of proprietary software code.
3. ▯ Elegant, accessible software already used by 175+ socially responsible companies, non-profits, and schools.
4. ⚡ Powered 100,000+ people taking positive environmental and social action in 2019.
5. ♻ Offset or canceled over a million pounds of carbon (CO_2) last year.
6. ▯ Experienced team with previous software startup acquisitions.
7. ▯ High growth potential with low capex and operating costs thanks to software-as-a-service (SaaS) model.
8. ▯ +20% month-over-month (MoM) growth in March 2020 due to increased usage around coronavirus (COVID-19) response and relief work.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Chris Bolman

Chief Executive Officer

Entrepreneur and environmental activist with over 10 years experience leading startups. Helped grow last software company to >$30 million in annual recurring revenue (acquired in 2019). Former United Nations Sustainable Energy Practitioner.



Daniel Hernandez

Software Engineer

Lead engineer on Proyecto Salvavidas, an international digital money transfer platform allowing immigrants to sponsor in-need children in their home country, and Co-Founder of Sunny Side Web Development agency.

Why people love us

Chris is a great founder. He has the technical skills to debug a database error at a SXSW bar and can take steps as a leader to inspire people to fundraise, dedicate their time or organize to sprint to get what needs to happen done. He has deep experience in creating the organization and infrastructure to scale a company from his time at Percolate. He has seen many of the challenges that lie ahead in the Brightest journey. Chris has also been a sounding board to me as we built Chainalysis from a small company with no marketing team to what it is today. He is also one of the smartest people I know. He runs the most competitive trivia night during the corona crisis and has always been… read more

Jonathan Levin

Friend

In the news

Youth to adults - join us in the climate fight - The Boston Globe

So far it's been the hottest summer ever recorded - June was the hottest June, and July was the hottest month ever. France, Germany, Britain, Belgium, and the Netherlands had their hottest days of all time,

February 11, 2020 @ bostonglobe.com

Southerners Want Action on Climate Change. Their Politicians Are Ignoring Them.

Back in 2017 when Donald Trump reneged on our national commitment to fight climate change by pulling out of the Paris Agreement, a bunch of U.S. states formed a coalition to push back. Called the United States

July 16, 2019 @ vice.com

Brightest App Makes Volunteering Easier

Lending some time to organizations, causes and people who need it is an invaluable way to make a difference. Launching today, Brightest is an iOS app that brings volunteer options directly to those looking to help

December 17, 2018 @ coolhunting.com

Downloads

brightest-ee-mockup-less-pad.png

The Story of Brightest

The technology world is undergoing a profound shift from "social media" to prioritizing social responsibility - particularly in the era of COVID-19. **Brightest is building the software operating system for that future.**

Launching for life

In 2018, we noticed the world changing. Non-profits and young people like March for Our Lives and Greta Thunberg's Fridays for Future were using the internet to bring people together and accelerate positive change. B Corp (public benefit corporation) registrations were growing exponentially.


MAR
FOR OU
LIVES

We joined the first March for Our Lives in DC, where over a million people gathered to ask Congress for gun safety in schools

We were excited. But we also talked to dozens of non-profits and social enterprises who were struggling. Growing from a group of passionate people who want to make a difference into an organization is hard. You need staff, process, org structures, communications, training materials, technology, compliance, and lots of administration to fulfill your core work and mission.

But when we looked around, we only saw tech companies building fundraising and donation software, which, while important, is only a fraction of the work these organizations do.

And that's where it clicked for us with Brightest

We can help the 1.5+ million non-profits and social enterprises focus on their work and mission, and we'll provide a complete set of technology infrastructure and tools to help them do it bigger, faster, and better.



MARKET + FUTURE GROWTH
We see multiple growth segments emerging across the economy.
SOCIAL IMPACT
- Over 1.5 million registered non-profits in the U.S.
SOCIAL ENTERPRISE
- 2,500+ B Corps (growing quickly; B Lab is currently backlogged on approvals and raising certification costs)
CORPORATE ENTERPRISE
- 89% of Fortune 500 companies publish formal sustainability and environmental reporting
- 1,000+ global companies prepare SASB, GRI, and/or UN SDG-based operational measurement and reporting
brightest

So we started building and experimenting — and the experiments worked.

When a new wave of advocacy groups emerged to protest the detention of migrant children, our app helped elevate their voice and connected thousands of people to volunteer and pro bono opportunities.



When young people started calling attention to the urgent problem of climate change, our software helped dozens of environmental organizations and organizers turn September 2019 into the largest week of climate action in history.


BERLIN
FRIDAYS FOR FUTURE
BERLIN
OUR FUTURES


All accounts > Brightest
All Web Site Data
Try searching "Pageviews in la...
Explorer
Summary
Site Usage
Ecommerce
Users
VS.
Select a metric
Day
Week
Month
Users
30,000
20,000
10,000
Sep 14
Sep 15
Sep 16
Sep 17
Sep 18
Sep 19
Sep 20

Along the way we...

- Established a brand!


brightest
brightest
brightest

- Built a software product, writing almost a million lines of code.


brightest

- Launched a mobile app.



- Partnered with the National Forest Foundation to plant trees the more Brightest gets used so we can operate as a net-zero carbon company.


brightest
+
National Forest
Foundation
Tree Planting Partner

- Helped power a campaign to pass one of the most ambitious climate laws in U.S. history.


rk Times

Late Edition

UNE 19, 2019

$3.00

BIG CLIMATE PLAN SETS UP NEW YORK AS GLOBAL LEADER

ZERO EMISSIONS BY 2050

Business Groups Deride Carbon Goal as Costly and Impractical

By JESSE McKINLEY and BRAD PLUMER

New York lawmakers have agreed to pass a sweeping climate plan that calls for the state to all but eliminate its greenhouse gas emissions by 2050, envisioning an era when gas-guzzling cars, oil-burning

- And met a lot of really inspiring people along the way (including AOC)!



Now we're a technology leader and go-to destination for positive social impact

Today, our platform supports 175+ social impact organizations, has already powered over 100,000 acts of good, and is being used across the U.S. and United Kingdom for remote and in-person COVID-19 relief and support. Now we're on a mission to become the digital operating system for social impact and sustainability around the world.

Our next steps are...

▯ Make our first sales hire to focus on customer and revenue growth

▯ Complete and launch the next, more advanced version of our product

▯ Start testing and investing in smart, high-ROI marketing and partnership opportunities to accelerate our growth (to date we've grown 100% organically)

We know we're stronger and better working together, and we're grateful to WeFunder, our own inspiring community, and everyone else who's helped us along the way, including (but not limited to) Abhiti, Ana, Bryan, Charlotte, Chelsea, Daniel, Georgie, Jerry, Kareem, Kwesi, Petra, Roxane, Vernon, Victoria, and hopefully you too. Onward and upward.


brightest
Actions
Forms
Groups
Impact Analytics
People
Integrations
Subscription
Settings
Inbox
Manage Team
Create Action
Calendar Sync
Hack4Good
Brightest Academy's annual hackathon for good.
Monthly Campus Volunteer Day
Every month we get together as a campus, volunteer, and give back
Diversity in Tech Student Forum
A campus forum to discuss D&I in technology, in partnership with a student group and an external partner

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make software that helps socially positive organizations (B-Corps, mission-driven companies, non-profits, schools) work faster, manage their operations, and measure results and impact easier.

Where will your company be in 5 years?

There are 1.5 million nonprofits + thousands of social enterprises just in the United States. But when it comes to doing good, most organizations use digital tools that haven't kept up with new technology trends (ex: AI, remote work), aren't designed for impact work (ex: Facebook), or only focus on one task (ex: GoFundMe for fundraising). Brightest is the first complete operating system for good, with potential to positively transform companies, culture, and communities around the world.

Why did you choose this idea?

Economic inequality hits social impact too: while big corporations use state-of-the-art advertising technology to sell products, most non-profits and social impact orgs struggle for attention and resources. We don't think that's right, so we created Brightest to provide powerful, easy-to-use tools and automation to teams making the world better.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Just like social media transformed culture and our economy in the last decade, we think social responsibility will transform it in this coming decade. Vulnerable communities and healthcare systems are under extreme pressure from coronavirus (COVID-19), economic inequality is at historic highs, and climate change is a scientific inevitability unless we act. All of these trends are leading a clear, growing shift toward more mission-driven, remote, and environmentally-sustainable work that is already underway across our economy, particularly among younger generations (people under 39 years old). Now is the perfect time to launch and grow a technology platform purpose-built for this moment and its demands.

How far along are you? What's your biggest obstacle?

We've been hard at work and already written almost a million lines of software code for Brightest (947,362+ to be exact). We've also been actively growing our community usage to over 175+ organizations and tens of thousands of people using our software over the past year. That said, we still have a lot to do and obstacles we're working to overcome. One obstacle is marketing and publicity: we feel we have an increasingly best-in-class product, but we haven't had any marketing budget to grow awareness of our solution, stand out, and communicate our advantages. Instead, we've had to rely on word-of-mouth referrals and organic growth. Second, we need to expand our small team and attract top talent to handle the workload our growth entails.

Who competes with you? What do you understand that they don't?

Purposeful work and helping others is a valuable service - both socially and economically. But most tech companies only focus on solving problems in the impact space that are easy to make money on, like donations (Facebook, GoFundMe). We don't say that to be negative (we're glad GoFundMe exists), but the result is a lot of the foundational work nonprofits and social enterprises need to do, like communication, marketing, record-keeping, community-building, reaching people, running programs, measuring impact, and reporting to stakeholders, gets excluded or overlooked. We're problem-solving and thinking longer-term to design the best software for operating and growing a social impact organization or project.

How will you make money?

We sell a subscription software product organizations pay a recurring monthly or annual fee to use. In addition, our platform generates supplemental revenue from payment processing fees from donations and fundraising completed through our website and apps (Brightest collects 1%). We do offer (and think it's important to offer) a free account tier for Brightest, particularly for community organizations or small nonprofits or social good projects with limited financial resources (fundraising payment processing fees still apply). We'll continue to evaluate our qualifying criteria for a free account relative to our target profit-purpose balance, but expect to keep offering Brightest free to those in need, consistent with our mission.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We recognize several risks:

1. Economic risk. Although our growth + usage has increased since the COVID-19 outbreak, we're self-isolating remotely, monitoring things daily, and a protracted recession could pose risks for us.

2. Product execution risk. While we're confident in our capacity to develop well-designed proprietary technology, we face potential competition from larger, better-funded tech companies. We need to continue to work faster, innovate, listen to our customers, and differentiate ourselves. Brightest can't just be incrementally better than alternatives; we need to be significantly better than the competition.

3. Go-to-market and sales risk. We need to cost-effectively grow sales, marketing, and distribution partnerships.

Join **520,711** investors who funded **1,088** startups with over **$130 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/brightest/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.